[GRAPHIC OMITTED]
                                       ASX
                            AUSTRALIAN STOCK EXCHANGE

                                               Australian Stock Exchange Limited
                                               ABN 98 008 624 691
                                               Level 5
8 March 2005                                   Riverside Centre
                                               123 Eagle Street
                                               Brisbane QLD 4000

Mr Linton Burns                                PO Box 7055
Company Secretary                              Riverside Centre
Progen Industries Limited                      Brisbane QLD 4001

By Facsimile: 3375 1168                        Telephone 61 (07) 3835 4005
                                               Facsimile 61 (07) 3832 4114
                                               Internet http://www.asx.com.au

Dear Mr Burns

                    PROGEN INDUSTRIES LIMITED (THE "COMPANY")
                                  PRICE QUERY

We have noted a change in the price of the Company's securities from $3.72 on 7 March 2005 to $3,44 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions,

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

     Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at melissa.grundy@asx.com.au or by facsimile on facsimile number (07) 3832 4114. It should not be sent to the
                                                              ---
Company  Announcements  Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 8.30 a.m. E.S.T.) on Wednesday, 8 March 2005.


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Under  listing  rule  18.7A,  a  copy  of  this  query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

LISTING RULE 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In  responding  to  this letter you should consult listing rule 3.1 and Guidance
Note  8  -Continuous  Disclosure:  listing  rule  3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

TRADING HALT

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 - Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

-    The  reasons  for  the  trading  halt.
-    How  long  you  want  the  trading  halt  to  last.
-    The  event  you  expect  to  happen  that  will  end  the  trading  halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

/s/ Melissa Grundy

Melissa Grundy
Senior Companies Advisor
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PROGEN                                                2806 Ipswich Road, Darra
INDUSTRIES LIMITED                                    Queensland 4076 Australia
                                                      PO Box 28 Richlands B.C.
                                                      Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                      Facsimile: +61 7 3375 1168


8 March 2005



Melissa Grundy
Senior Companies Advisor
Australian Stock Exchange
Level 5, Riverside Centre
123 Eagle Street
Brisbane QLD 4000

By Facsimile: 3832 4114

Dear Ms Grundy

RE: PRICE QUERY

In response to your letter dated 8 March 2005 regarding the change in price and increase in volume of the Company's securities I provide the following Company response:

1. The Company is NOT aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2.   Not  applicable.

3. The Company believes that a possible explanation for the price change and increase in volume in the securities of the Company is due the previous guidance provided with respect to the licensing our lead phase II anti-cancer product, PI-88, to a strategic industry partner. This guidance indicated that a commercial partnership was expected to be secured within common industry timelines of 12-18 months from initiation in September 2003 and we are now approaching the end of this timeframe.

Whilst a commercial partnership has not been secured within this timeframe the Company remains committed to securing a strategic partner to accelerate the development and commercialisation of PI-88. The Company continues to believe that PI-88 is a desirable drug candidate. This assertion is based on the data from our preclinical and expanding clinical program. However, the Company does not believe it is appropriate to provide further guidance on anticipated timeframes for securing such a partnership.

We have on several occasions informed the market that such a process is complex and involves a series of discussions, knowledge dissemination, reviews, due diligence and negotiations on terms before a final agreement is struck.

The Company will make further announcements as and when appropriate and as required by listing rule 3.1.


                                                      Website: www.progen.com.au


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4.   The  Company  confirms  that it is in compliance with the ASX listing rules and,  in  particular,  listing  rule  3.1.



Yours sincerely,


/s/ Linton Burns

Linton Burns
Company Secretary
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